Exhibit 23-a
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of AT&T Inc. (AT&T) for the registration of debt securities, preferred stock, common stock and depository shares and to the incorporation by reference therein of our reports dated February 25, 2010, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2009 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

By:	/s/ ERNST & YOUNG LLP

Dallas, Texas
March 16, 2010